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                                                                  Exhibit 99.77E

                             NRM INVESTMENT COMPANY

                                FILE NUMBER 02995

                              RIDER TO QUESTION 77E

     No formal litigation was begun against the Fund during the reporting period; however a material claim has been made which in counsel's view justifies reporting. The following is extracted as Note 4 to the financial report to the shareholders.

     The Fund operated a steel processing factory between 1974 and 1979. During this period, it disposed of a relatively harmless chemical waste product consisting of a weak ferrous chloride solution. The independent transporters represented that its destination was at an approved site. Following various investigations beginning in the 1980's and continuing to the present, the United States Environmental Protection Agency (EPA) determined that property on Broad Street in Doylestown, Pa. was used as an unapproved disposal site for many hazardous chemicals. In March 2008, it designated the site, called Chem-Fab, a National Priority "Super Fund" site requiring environmental remediation. Among the chemicals supposedly deposited there was ferrous chloride. Operations at Chem-Fab included ferrous chloride of greater strength than the Fund's waste product. The EPA, supported by what it deems to be relevant documents and a witness statement, determined that the Fund and three others were responsible parties for disposal at Chem-Fab, and pursuant to statutory authorization, invited the four to participate in investigation and remediation. The expected cleanup cost for the site is uncertain but has been estimated at $5,000,000.

     The Fund believes the EPA evidence of the Fund's connection with the Chem-Fab site is weak and that any ferrous chloride of the kind the Fund produced and that may have been taken there caused no environmental harm. Based thereon, the Fund's board of directors declined the invitation to remediate. EPA or third parties may thereafter determine that the Fund is not liable and remediate without its participation, or it, or they, may bring formal action for reimbursement. Although the Fund will defend vigorously any such action that might be brought, counsel, at this early stage of its investigation, is unable to evaluate the risk other than to say it is serious and for the indefinite future should be regarded as material.